September 4, 2009

Mr. Craig Wilson
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
Washington, D.C. 20549

         Re:      Tempco, Inc.
                  Audit by Moore & Associates Chartered

Dear Mr. Wilson:

         On behalf of Tempco, Inc., a Nevada corporation ("the Company"), we respond as follows to your letter dated September 1, 2009.

         The Company has re-filed an Amended Form 8-K to disclose that the Public Company Accounting Oversight Board ("PCAOB") has revoked the registration of Moore and Associated Chartered because of violations of PCAOB rules and auditing standard in the audit the financial statements, PCAOB rules and quality control standards, and Section 10(b) of the Securities Exchange Act of 1034 and Rule 10b-5 thereunder. We have also included an amended Exhibit 16 in that filing.

         In connection with your letter of September 1, 2009, we hereby make the following statements:

         o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

         o The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                  Sincerely,

                                  TEMPCO, Inc.

                                  /s/ Stanley L. Schloz

                                  Stanley L. Schloz, President